Exhibit 9.1

Amendment to Stock Purchase Agreement by and among

Next Group Acquisition, Inc.

Next Group Holdings, Inc. n/k/a Cuentas, Inc.

Limecom Inc. and

Heritage Ventures Limited

Wherein the parties have entered into a Stock Purchase Agreement as of September 19, 2017 (the “Agreement”); and

Wherein the parties are desirous of amending said Agreement; and

Wherein the parties wish to express their rights and obligations with respect to said Agreement.

NOW THEREFORE FOR $1.00 AND OTHER GOOD AND VALUABLE CONSIDERATION THE PARTIES AGREE AS FOLLOWS:

FIRST: That the Agreement dated as of September 19, 2017 and all exhibits, addendums and amendments have heretofore been entered into by the parties was disclosed and filed with the Securities and Exchange Commission (“SEC”) by Cuentas, Inc. (“Cuentas”).

SECOND: As a result of certain matters that have developed since the reporting of the Agreement to the SEC, the parties have agreed to amend the recession section of the Agreement regarding the recession effective date, recession date and recession notification date, and Section 10.4 claims period, as well as all other sections and provisions of the Agreement that relate to the right by Cuentas and/or Next Group Acquisition, Inc. (“Next Group Acquisition”) to rescind and/or, at its option, to sell back the stock in Limecom Inc. (“Limecom”) purchased by Next Group Acquisition.

THIRD: Orlando Taddeo (“Orlando”) and Heritage Ventures Limited (“Heritage”) warrant and represent to Next Group Acquisition and Cuentas that both have the power and authority to enter into the agreement as owners of record and beneficially and representatives of 100% of the issued and outstanding shares of stock of Heritage, the entity that entered into the Stock Purchase Agreement with the permission and unanimous consent of all Heritage Stockholders. Cuentas warrants and represents that it has the power and authority to enter into the Agreement.

FOURTH: The parties acknowledge that Orlando is a director of Cuentas and that Orlando has not discussed, participated or voted in any Cuentas Board of Directors meetings or discussions regarding the within amendment.

FIFTH: Orlando and Heritage represent that each of has received good and valuable consideration in order to enter into the within amendment and have had sufficient opportunity to consult with their independent counsel regarding the within Amendment prior to signing same, and that the Board of Directors of Cuentas has adopted and confirmed the within Amendment.

SIXTH: In the event that the option to rescind and/or to sell back the stock purchased by Next Group Acquisition and/or Cuentas is exercised, it is agreed as follows:

(a) The 41,443,847 pre-split shares of Cuentas issued to Heritage and its Stockholders will not be returned to Cuentas, and kept by Heritage and its Stockholders, and the 10,360,962 remaining shares will be cancelled or returned to the treasury of Cuentas at its option. Cuentas agrees to issue an additional post-split 90,000 shares of Cuentas restricted stock as directed by Heritage.

(b) The $2,000,000 payment under the Acquisition Agreement will be cancelled.

(c) The Agreement with Orlando Taddeo as International CEO of Limecom will be terminated.

(d) Heritage, its Stockholders and the current management of Limecom agree that they will indemnify and hold harmless Next Group Acquisition and Cuentas from any liabilities (known and unknown) incurred by Limecom (accrued, disclosed or undisclosed by Limecom) up to and including the closing of the rescission or sale as provided for herein.

(e) Heritage and Limecom’s current management agree to cooperate with Next Group Acquisition and/or Cuentas with any information required to be disclosed to the Securities and Exchange Commission (“SEC”) as a part of Cuentas’ SEC disclosure obligations with respect to the exercise of the option by Next Group Acquisition or Cuentas.

(f) Heritage, Limecom and its current management and Stockholders agree to cooperate with Cuentas’ auditors in providing all material information to Cuentas’ auditors as is reasonably required.

(g) Heritage and the Limecom current management agree that the intercompany loan in the approximate sum of $750,000 will be cancelled.

(h) Cuentas agrees to issue 947 shares of Cuentas restricted stock to Albano Miriam, 947 shares of Cuentas restricted stock to Monsone Sara, 2,164 shares of Cuentas restricted stock to Casagrande Luca, 3,162 shares of Cuentas restricted stock to Itzik Akoka, 541 shares of Cuentas restricted stock to Daniel Contreras and 12,979 shares of Cuentas restricted stock to Heritage. Those shares will be issued at the execution of this Amendment and be held in escrow until the full satisfaction of the terms of this Amendment.

(i) Cuentas agrees to advance the sum of $25,000 toward the payments agreed upon to be paid to American Express (“AMEX”) by Limecom, and Limecom agrees to pay the sum of $25,000 to AMEX on December 26, 2018, and the balance of the payments under the Stipulation of Settlement as agreed upon by Limecom.

SEVENTH: As provided for herein, it is understood and agreed that Orlando and Heritage grant Cuentas and/or Next Group Acquisition the option in their discretion to rescind, terminate or to sell back to Orlando and Heritage the stock in Limecom purchased by Next Group Acquisition and/or its parent company Cuentas until January 31, 2019 at the purchase price stated in the within Option Agreement, or at a price based upon the Limecom financial statements as determined by the auditors and/or the accountants for Cuentas or Next Group Acquisition at the time of the exercise of the option.

EIGHTH: That in the event Cuentas or Next Group Acquisition exercise the within option, it will provide 5 days written notice of its intent to rescind or sell the Limecom stock to Heritage and Orlando.

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NINTH: The parties recognize that Cuentas will file an amendment to its SEC report of the acquisition of Limecom or in the alternative submit a new disclosure report filing with the SEC with respect to the option and the AMEX settlement.

TENTH: All other terms of the Stock Purchase Agreement will be the same except that the within amendment will supersede any such inconsistent terms as the within amendment will be controlling and binding on the parties in the event that the option is exercised by Cuentas and/or Next Group Acquisition, including but not limited to the applicable law as stated in the Purchase Agreement.

ELEVENTH: In the event notice is required under the within Agreement, notice shall be provided in writing by certified mail, return receipt requested, regular mail and facsimile to the following parties, with a copy to their attorneys:

If to Heritage and Orlando at:

Orlando Taddeo

Heritage Ventures Limited

C/O

Orlando Taddeo

2 Dublin Landings, North Dock

North Wall Quay, Dublin 1

Republic of Ireland

If to Next Group Acquisition and Cuentas, at

Matthew Schulman - VP Compliance

Cuentas Inc.

19 W. Flagler St.

Suite 902

Miami, Florida 33130

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IN WITNESS WHEREOF the parties have set their hands and seal this 29th day of January, 2019.

Next Group Acquisition, Inc.

By:	/s/ Arik Maimon - CEO

Next Group Holdings, Inc.

By:	Michael De Prado – President & COO

Orlando Taddeo, behalf of Heritage Ventures, Ltd

By:	/s/ Orlando Taddeo

Arik Maimon only as to Section 5 of the Stock Purchase Agreement

By:	/s/Arik Maimon

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